
September 8, 2010

Anthimos Thomopoulos
Chief Financial Officer
National Bank of Greece S.A.
86 Eolou Street
10232 Athens, Greece

> **RE: National Bank of Greece S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 001-14960**

Dear Mr. Thomopoulos,

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

General

1. We note your disclosure regarding your plans to increase the restructuring of both performing and non-performing loans in 2010. Please ensure that your future filings disclose include the following information (to the extent the amounts continue to be material):

   a. amount of modified loans by loan type that meet the definition of a troubled debt restructuring (TDR),
   b. amount of modified loans by loan type that you believe do not meet the definition of a TDR,
   c. how you determine if these loans are impaired,
   d. amount of TDRs that are considered impaired by loan type,

     e. your interest income recognition policies by loan type, and

     f. how these loans are considered in your allowance for loan loss methodology.

Risk Factors, page 12

2. You state on page 19 that "In particular, as mortgage loans are one of our principal assets, we are currently highly exposed to developments in real estate markets, especially in Greece and, in addition, we currently have substantial exposure to certain real estate developers in Greece." Please revise your future filings to more clearly quantify and describe the extent of your exposure to real estate developers in Greece" as referred to here.

Allowance for Loan Losses - Methodology, page 108

3. Please tell us in detail and revise future filings to disclose the historical period used in your coefficient and homogeneous analysis, how you determine the historical period to use, and whether you have changed the historical period during the periods presented.

4. Please tell us in detail and revise future filings to describe in detail how you have reflected the current economic crisis and negative credit trends in each component of your allowance methodology.

Financial Statements

Note 3: Summary of Significant Accounting Policies - Resale and repurchase agreements, page F-22

5. You state here that resale and repurchase agreements are "generally" accounted for as secured lending and secured borrowing transactions. Please revise to describe the nature and magnitude of resale and repurchase agreement transactions which are not accounted for as secured lending and secured borrowing transactions and tell us how you determined such accounting was appropriate under the accounting literature. To the extent that all your resale and repurchase transactions were in fact accounted for as secured lending and secured borrowing transactions, please revise your future filings to more clearly state that fact.

Note 12: Available-for-sale Securities, page F-36

6. We note your disclosure that the unrealized losses associated with debt securities are not considered to be other than temporary because the Group does not expect that they will default on any payment due.

a. Please provide us a list of your corporate debt securities issued by companies incorporated in Greece that details the amortized cost, fair value, the length of time the security has been in an unrealized loss position and the security's credit ratings.

b. Please provide us your other than temporary impairment analysis which clearly identifies the key factors you considered to conclude that each security will not default on any payment due. Specifically discuss how you considered the current economic crisis and negative credit trends. Identify any security that includes non-routine terms or structures or that is a trust preferred security, explain the terms and structures and explain how these impacted your analysis. Refer to ASC 320-10-35-33.

c. Please provide us the information requested in a. and b. above for any other debt security with a credit rating below investment grade and/or those securities which you believe have the highest materiality and risk of credit loss.

Note 18: Assets and Liabilities Classified as Held for Sale, page F-52

7. We note your disclosure that the re-classified assets were measured at the carrying amount before they were classified as held for sale, adjusted for any depreciation expense that would have been recognized had the assets been continuously classified as held and used, because that amount was <u>higher</u> than the fair value at the date of the subsequent decision not to sell. Please provide us the accounting guidance that supports this decision. We note that ASC 360-10-35-44 (SFAS 144) provides guidance that the measurement should be the <u>lower</u> of the two measurements you include in your disclosure.

Note 33: Paid-In-Capital, page F-70

8. We note your disclosure that in May 2010 the Greek government "issued a law with the necessary legislative amendments under which the preference shares are not mandatory redeemable. However, if not redeemed after five years following their issuance, the coupon rate is increased by 2% per annum cumulatively." Please tell us how you considered the condition that the coupon increases by 2% per annum if the shares are not redeemed after five years in your accounting determination that the shares should not be reported as a liability.

Note 34: Redeemable Non-Controlling Interest, page F-72

9. Please tell us in detail how you determined to measure your redeemable non-controlling interests at December 31, 2009, and provide us with the accounting guidance that supports your policy.

10. Revise your future filings to clarify whether your redeemable non-controlling interests are currently redeemable as of each balance sheet date presented.

11. Please revise your future filings to disclose the significant terms of your put and call agreements related to the redeemable non-controlling interests.

12. Please revise your future filings to provide a roll forward of your redeemable non-controlling interest for all periods presented.

13. Please tell us in detail and revise future filings to disclose how your non-controlling interest impacts earning per share and provide us with your accounting analysis citing appropriate guidance that supports your policy.

Note 37: Fair Value of Financial Instruments, page F-76

14. We note your disclosure that, "although the estimation of loan loss allowance for impaired loans secured with collateral takes into consideration, among other factors, the fair value of the collateral, only in rare cases repayment is expected to be provided solely by the underlying collateral. Therefore such loans are not considered to be "collateral-dependent" and are not disclosed as Level 3 fair value measurements on a non-recurring basis." Please confirm that you measure impairment for these loans based on the present value of expected future cash flows discounted at the loans effective interest rate. If you do not use this methodology, please revise future filings to disclose the information in ASC 820-10-50-5 for these loans.

15. Please revise future filings to disclose the information required in ASC 820-10-50-5 for all loans where foreclosure is probable. We note impairment is required to be measured based on the fair value of collateral for these loans.

Note 39 Employee Benefit Plans, page F-85

16. Please revise to disclose how you measured fair value for your plan assets. Also consider the disclosure requirements in ASC 715-20-50-1d.5.iv.

17. Please tell us where you present the net gain or loss recognized in other comprehensive income for the periods presented separated into amounts arising during the period and reclassification adjustments of other comprehensive income as a result of being recognized as a component of net periodic benefit cost during the period. Refer to ASC 715-20-50-1h.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-13494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief